October 02, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: C21 INVESTMENTS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 28, 2020
Record Date for Voting (if applicable) :	October 28, 2020
Beneficial Ownership Determination Date :	October 28, 2020
Meeting Date :	December 17, 2020
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	12675Q101	CA12675Q1019

Sincerely,

Computershare

Agent for C21 INVESTMENTS INC.